EXHIBIT 99.1

Statoil ASA to increase its ownership in Lundin Petroleum AB through swap agreement

STAVANGER, Norway, May 3, 2016 -- Statoil ASA (OSE: STL, NYSE: STO) has entered into an agreement with Lundin Petroleum AB (Lundin Petroleum) to divest its entire 15 percent interest in the Edvard Grieg field for an increased shareholding in Lundin Petroleum. The transaction also includes divestment of a 9 percent interest in the Edvard Grieg Oil pipeline and a 6 percent interest in the Utsira High Gas pipeline, and in addition payment of a cash consideration of USD 68 million to Lundin Petroleum.

Following completion of the transaction Statoil will own approximately 68.4 million shares of Lundin Petroleum, corresponding to 20.1 percent of the shares and votes. The effective date of the divestments of these assets is 1 January 2016.

The transaction was initiated by Lundin Petroleum. The two companies will continue to operate independently, and act as separate entities in all licenses on the NCS. Statoil remains supportive of Lundin Petroleum's management, its Board of Directors and strategy.

Statoil will through this transaction further strengthen its indirect exposure to core field development projects and growth assets on NCS. This includes the Statoil operated Johan Sverdrup field, a world class project with a break-even of less than USD 30 per barrel for phase 1.

"The increased shareholding in Lundin Petroleum will be an important long term industrial investment for Statoil. The transaction also underlines our long term interest and commitment to the future of the NCS," says Hans Jakob Hegge, Executive Vice President and CFO of Statoil ASA.

In consideration for the acquisition of the assets, Lundin Petroleum has agreed to issue to Statoil 27,580,806 shares in Lundin Petroleum based upon an agreed average share price of SEK 138 per share and a SEK/USD exchange rate of 8.09.  In addition Lundin Petroleum will transfer 2,000,000 treasury shares and issue an additional 1,735,309 shares to Statoil in exchange for a cash consideration based on the market value of the shares (ten day volume weighted average closing share price prior to and including the date of signing).

As a consequence of the transaction Statoil will equity account its stake in Lundin Petroleum, resulting in an increase in Statoil's reserves and production. Statoil has no plan to further increase its shareholding in Lundin Petroleum.

The transaction is subject to approval in Lundin Petroleum AB's Extraordinary General Meeting 30 May 2016 and required authority approvals. The transaction has received unanimous support by the Lundin Petroleum Board of Directors, and the Lundin Petroleum family entities have confirmed that they will vote in favour of the transaction at the EGM. Closing of the transaction is expected by end of July 2016.

Further information:

Investor relations:
Peter Hutton, Senior Vice President Investor Relations: +44 7881 918 792

Press:
Bård Glad Pedersen, Vice President Media Relations: +47 918 01 791

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)